UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

ELTEK LTD.
(Name of Issuer)

Ordinary Shares, nominal value NIS 3.0 per share
(Title of Class of Securities)

M40184 10 9
(CUSIP Number)

Mr. Yitzhak Nissan
Nistec Golan Ltd.
43 Hasivim Street, Petach Tikva, Israel
(972) 3-929-2550
Attention: Yitzhak Nissan

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

December 27, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M40184 10 9

1	NAME OF REPORTING PERSON: Nistec Golan Ltd. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC Use Only
4	SOURCE OF FUNDS: PF.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -0-
	8	SHARED VOTING POWER: 1,024,419 Ordinary Shares
	9	SOLE DISPOSITIVE POWER: -0-
	10	SHARED DISPOSITIVE POWER: 1,024,419 Ordinary Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,024,419 Ordinary Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 50.5%
14	TYPE OF REPORTING PERSON: CO

CUSIP No. M40184 10 9

1	NAME OF REPORTING PERSON: Yitzhak Nissan I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC Use Only
4	SOURCE OF FUNDS: PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 124,028 Ordinary Shares
	8	SHARED VOTING POWER: 1,024,419 Ordinary Shares
	9	SOLE DISPOSITIVE POWER: 124,028 Ordinary Shares -
	10	SHARED DISPOSITIVE POWER: 1,024,419 Ordinary Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,148,447 Ordinary Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 56.6%
14	TYPE OF REPORTING PERSON: IN

This Statement on Schedule 13D dated January 16, 2019 is being filed by Nistec Golan Ltd. (the "Acquiror") and Mr. Yitzhak Nissan (together with the Acquiror, the “Reporting Persons”), to report the acquisition by the Acquiror of 1,024,419  ordinary shares, nominal value NIS  (New Israeli Shekels) 3.0 (the “Shares”), of Eltek Ltd. (the “Issuer”) from Nistec Ltd. ("Nistec"). The Acquiror acquired the Shares in a transaction effected on December 27, 2018 (the “Transaction”). As a result of the Transaction, the Acquiror directly holds 50.5% of the Issuer’s Shares.

Item 1.     Securities and Issuer

The class of equity securities to which this statement relates is the ordinary shares, par value NIS 3.0 per ordinary share (“Ordinary Shares”) of Eltek Ltd. (“Issuer”), an Israeli corporation, whose principal executive offices are located at Sgoola Industrial Zone, Petach Tikva, Israel. The Issuer is a leading Israeli manufacturer of advanced circuitry solutions, including complex build ups of rigid and flex-rigid printed circuit boards.

Item 2.     Identity and Background.

This statement on Schedule 13D dated January 16, 2019 is being filed by Mr. Nissan, and the Acquiror, a private company incorporated under the laws of the State of Israel and controlled by Mr. Nissan. Mr. Nissan is an Israeli citizen and the Chief Executive Officer and Chairman of the Board of the Acquiror. The principal business address of the Reporting Persons is 43 Hasivim Street, Petach Tikva, Israel. Mr. Nissan serves as the Chairman of the Board of Directors of the Issuer. Mr. Nissan, personally owns 124,028 Ordinary Shares.

During the past five years, the Reporting Persons and any of its directors and executive, has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which proceeding it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or State, or Israeli, securities laws, or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

The aggregate consideration in cash paid by the Acquiror in the Transaction was NIS 21,500,000. A portion of the Transaction was financed by the Acquiror assuming a loan from Nistec in respect of the Shares.

Item 4.     Purpose of Transaction.

The Acquiror acquired the Shares for investment purposes.

The Reporting Persons intend to review the investment in the Issuer on a regular basis. The Reporting Persons reserve the right to, without limitation, purchase, hold, vote, trade, dispose of or otherwise deal in the ordinary shares of the Issuer, in open market or private transactions, block sales or purchases or otherwise, and at such times as they deem advisable to benefit from, among other things, changes in market prices of the Shares or changes in the Issuer’s operations, business strategy or prospects, or from the sale or merger of the Issuer. In order to evaluate the investment, the Reporting Persons may routinely monitor the price per share of the Shares as well as the Issuer’s business, assets, operations, financial condition, prospects, business development, management, competitive and strategic matters, capital structure and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements and other investment considerations. Such factors may materially affect the Reporting Persons investment purpose and may result in modifying their ownership of the Shares.

Further, the Reporting Persons  reserve the right to revise their plans or intentions and/or to formulate other plans, and take any and all actions with respect to their investment in the Issuer they may deem appropriate, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional ordinary shares or dispose of some or all of the Shares beneficially owned by the Reporting Persons , in open market or private transactions, block sales or purchases or otherwise, in each case, to maximize the value of their investment in the Issuer in light of its general investment policies, market conditions and subsequent developments affecting the Issuer. The Reporting Persons may at any time reconsider and change their plans relating to the foregoing.

Item 5.     Interest in Securities of the Issuer.

Mr. Nissan controls the Acquiror. The power to vote or dispose of the shares beneficially owned by Acquiror is not shared.

(a)          The Acquiror beneficially owns 50.5% of the Issuer’s Ordinary Shares as of this date. Mr. Nissan directly owns 6.1% of the Issuer's Ordinary Shares as of this date.

(b)          As a result of the Transaction Mr. Nissan may be deemed to possess the sole power or shared power to vote (or direct the vote of) 1,148,447 shares of the Issuer’s Ordinary Shares.

(c)          Other than the Transaction described in Items 3 and 4 above, neither Reporting Party has engaged in any other transaction to sell or purchase any Ordinary Shares within the past 60 days.

(d)          Not applicable.

(e)          Not applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Items 7.     Material to be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: January 16, 2019

Nistec Golan Ltd. By: /s/ Yitzhak Nissan Name: Yitzhak Nissan Title: Chief Executive Officer /s/ Yitzhak Nissan Yitzhak Nissan